February 27, 2013

Ms. Nicole Garceau
Legal Product Group
FPCMS
82 Devonshire Street
Boston, MA 02109-3614

Re: Fidelity Merrimack Street Trust
        File Nos. 333-186372 and 811-22796

Dear Ms. Garceau:

On February 1, 2013, you filed a registration statement on Form N-1A for Fidelity
Merrimack Street Trust (the "Trust"), consisting of Fidelity Corporate Bond Exchange Traded
Fund (the "Fund"), an actively-managed exchange traded fund ("ETF"). We have reviewed the
registration statement, and have provided our comments below. For convenience, we generally
organized our comments using headings and defined terms from the registration statement.
Where a comment is made in one location, it is applicable to all similar disclosure appearing
elsewhere in the registration statement.

PROSPECTUS

Fund Summary — Fidelity Corporate Bond Exchange Traded Fund

1.   We note from your cover letter that you will obtain exemptive relief from the
Commission to operate as an actively-managed ETF prior to initiating a public offering of Fund
shares or otherwise gathering more than *de minimis* assets. We may have additional comments
after the granting of exemptive relief.

Fund Summary — Fee Table

2.   The penultimate line item in the table of annual fund operating expenses provides for a
fee waiver and/or expense reimbursement. Please file a copy of the fee waiver or expense
reimbursement agreement as an exhibit to the registration statement. Also, please disclose the

period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. See Instruction 3(e) to Item 3 of Form N-1A.

Fund Summary — Principal Investment Strategies

3.   The first bullet point in this section provides that the Fund will normally invest at least 80% of its assets in corporate bonds and other corporate debt securities and repurchase agreements for those securities. Since the term "corporate bond" is in the Fund's name, please revise this policy to provide that the Fund will invest, under normal circumstances, at least 80% of the value of its assets in "corporate bonds." The Fund may then provide a reasonable definition of "corporate bonds." See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (the "Investment Company Act").

4.   Because the fifth bullet point in this section provides that "potentially" investing in lower-quality debt securities is a principal investment strategy of the Fund, it is unclear if this is or is not a principal investment strategy. However, disclosure in the Item 9 discussion of principal investment strategies states that, "[I]n addition to the principal investment strategies," the Fund may invest in lower-quality debt securities. Please reconcile this inconsistency and provide a clear statement of the Fund's investment strategy regarding lower-quality debt securities. Additionally, please include the term "junk bonds" in describing lower-quality debt securities.

Fund Summary — Principal Investment Risks

5.   The fourth bullet point in this section includes a description of lower-quality debt securities risk. If investing in lower-quality debt securities is a principal investment strategy of the Fund, please provide a separate risk disclosure for this type of investment, including a description of the speculative characteristics of lower-quality debt securities.

Fund Summary — Investment Advisers

6.   Disclosure in this section states that "other investment advisers serve as sub-advisers" for the Fund. Please disclose the names of these sub-advisers in this section, or confirm to us that no single sub-adviser is expected to be responsible for the management of 30% or more of the Fund's net assets. See Instruction 2 to Item 5(a) of Form N-1A.

Fund Basics — Investment Details — Principal Investment Strategies

7.   The last bullet point in this section provides that the Fund will engage in derivatives transactions such as interest rate, total return, and credit default swaps. Please explain to us whether derivatives will be included in the calculation of the Fund's compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the Fund's derivatives will not be included toward the 80% policy.

In addition, please disclose later in the registration statement that if the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. Also, when the Fund engages in total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Fund Basics — Valuing Shares

8.   Because shares of the Fund are exchange-traded, in addition to the disclosure provided in this section, please provide an explanation that the price of Fund shares is based on market price. See Item 11(a)(1) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Limitations

9.   Since the fundamental diversification policy indicates that the Fund is diversified, please disclose this fact in the "General Description of the Fund" section that immediately precedes this section. See Item 16(a) of Form N-1A.

Buying and Selling Information — Transaction Fees on Redemptions of Creation Units

10.   This section provides information regarding the fixed and variable transaction fees applicable to redemptions of Creation Units. Please confirm to us that the fixed and variable transaction fees will not exceed 2% of the value of the shares redeemed. See Rule 22c-2 under the Investment Company Act.

Trustees and Officers — Board Structure and Oversight Function

11.   This section provides a table listing the principal occupations of the Fund's trustees during the last five years, as well as other information. For each director, please briefly discuss the particular experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as a trustee of the Fund. See Item 17(b)(10) of Form N-1A.

12.   This section provides a table which lists various past and current directorships held by each of the trustees of the Fund. Please provide a disclosure indicating all directorships held by each trustee *during the past five years*. See Item 17(b)(3)(ii) of Form N-1A.

GENERAL COMMENTS

13.   Please advise us if you have submitted or expect to submit a no-action request or any additional exemptive applications in connection with your registration statement.

14.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

15.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

16.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

17.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   •   the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney